Issuer Free Writing Prospectus
Filed Pursuant to Rule 163
Registration Statement No. 333-144111
Parker Drilling Company Announces Offering of Convertible Senior Notes
     HOUSTON, June 27 — Parker Drilling Company (NYSE: PKD) today announced that, subject to market and other conditions, it plans to offer $115 million aggregate principal amount of convertible senior notes due 2012 (the “Notes”) in a registered public offering. Parker expects to grant the underwriters an option to purchase up to an additional $10 million aggregate principal amount of Notes solely to cover over-allotments. The Notes will bear interest at a fixed rate and will be convertible, in certain circumstances, into cash and shares, if any, of Parker’s common stock.
     Parker intends to use the net proceeds from the offering to redeem all of its outstanding senior floating rate notes due 2010 and for general corporate purposes. Additionally, Parker intends to use a portion of the net proceeds to pay the net cost of convertible note hedge and warrant transactions, which is expected to reduce the potential dilution to Parker’s common stock from the conversion of the Notes and to have the effect of increasing the conversion price of the Notes. Parker has been advised by the counterparties to the convertible note hedge and warrant transactions that the counterparties expect to enter into various derivative transactions at and possibly after the pricing of the offering of the Notes and may unwind such derivative transactions, enter into other derivative transactions and purchase and sell Parker’s common stock in secondary market transactions following the pricing of the Notes (including during any cash settlement averaging period relating to the Notes). These derivative transactions could have the effect of increasing, or preventing a decline in, the price of Parker’s common stock at or shortly after the pricing of the offering of the Notes. If the counterparties were to unwind various derivatives and/or purchase or sell Parker’s common stock in secondary market transactions prior to the maturity of the Notes, such activity could adversely affect the price of Parker’s common stock or the settlement amount payable upon conversion of the Notes.
     The offering will be made pursuant to an effective registration statement filed with the Securities and Exchange Commission.
     This release is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
     This release is not a call for redemption of any of Parker’s outstanding senior floating rate notes due 2010. Any such call for redemption will be made in a separate communication pursuant to the terms of the senior floating rate notes.
     The sole book-running manager for this offering will be Banc of America Securities LLC. Deutsche Bank Securities and Lehman Brothers will be acting as co-managers. When available, copies of the prospectus relating to the Notes may be obtained by contacting Banc of America Securities LLC, Capital Markets Operations (Prospectus Fulfillment), 100 West 33rd Street, New York, NY 10001.

Forward-Looking Statements
     This release contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the Securities Acts. All statements, other than statements of historical facts, that address activities, events or developments that Parker expects, projects, believes or anticipates will or may occur in the future, including earnings per share guidance, the outlook for rig utilization and dayrates, general industry conditions including demand for drilling and customer spending, competitive advantages including cost effective integrated solutions, future technological innovation, future operating results of Parker’s rigs and rental tool operations, capital expenditures, expansion and growth opportunities, asset sales, successful negotiation of contracts, strengthening of financial position, increase in market share and other such matters, are forward-looking statements. Although Parker believes that its expectations stated in this release are based on reasonable assumptions, actual results may differ materially from those expressed or implied in the forward-looking statements. For a detailed discussion of risk factors that could cause actual results to differ materially from Parker’s expectations, please refer to the Parker’s reports filed with the SEC, and in particular, the report on Form 10-K for the year ended December 31, 2006 and the Registration Statement on Form S-3 to which the offering of Notes relates. Each forward-looking statement speaks only as of the date of this release, and Parker undertakes no obligation to publicly update or revise any forward- looking statement.
About Parker Drilling Company
     Parker Drilling Company is a Houston-based global energy company specializing in offshore drilling and workover services in the Gulf of Mexico and international land and offshore markets. Parker Drilling also owns Quail Tools, a provider of premium industry rental tools. Parker Drilling employs approximately 3,000 people worldwide and has 48 marketable rigs, including two rigs operating in Saudi Arabia owned by a joint venture in which Parker owns a 50% interest.
CONTACT:
Media & Investors, David Tucker, +1-281-406-2370 of Parker Drilling Company
The issuer may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

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